UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of December, 2005.                            Commission File Number: 1-9059

BARRICK GOLD CORPORATION
------------------------------------------------------------------------------------------------------------------------------------------------
(Name of Registrant)

BCE PLACE, CANADA TRUST TOWER
161 BAY STREET, SUITE 3700
P.O. BOX 212
TORONTO, CANADA M5J 2S1

------------------------------------------------------------------------------------------------------------------------------------------------
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________.

============================================================================================================

Documents Incorporated by Reference

The Material Change Report dated December 28, 2005 (Exhibit 1 of this Form 6-K) furnished to the Commission on December 28, 2005, is incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).

The Material Document dated December 28, 2005 (Exhibit 2 of this Form 6-K), containing the Support Agreement, dated December 22, 2005, between Barrick Gold Corporation and Placer Dome Inc., furnished to the Commission on December 28, 2005, is incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, Barrick Gold Corporation, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION
(Registrant)

By: /s/ Sybil E. Veenman
---------------------------------------------------------
Sybil E. Veenman
Vice President, Assistant General
Counsel and Secretary

Date: December 28, 2005